UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

ICL GROUP LTD.

1.	ICL Announces €250 Million Sustainability Linked Loan

Item 1

ICL Announces €250 Million Sustainability Linked Loan

The Company hereby reports the execution of a new €250 million sustainability linked loan ("SLL"), with a five-year term through 2026 and a fixed annual interest rate of 0.8%. The loan is an innovative step forward in the company’s ongoing sustainability efforts and includes three sustainability performance targets. These targets have been designed to align with ICL’s sustainability strategy and goals, and each will be assessed at specific times during the term of the loan by third-party certification.

As part of this effort, ICL is targeting an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO₂e emissions resulting from ICL global operations. Third-party monitoring will begin with the 2021 fiscal year, in accordance with the accounting and reporting standards published by the GHG Protocol.

The company is also planning to expand its participation in Together for Sustainability (Tfs), a global initiative dedicated to developing and implementing a global supplier engagement program that assesses and improves sustainability sourcing practices.  Through 2025, the company is committed to adding a significant number of Tfs qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance.

In addition, ICL will continue to focus on inclusion, equality and expanding the representation of women among its senior management, executive and board of director roles.  ICL has worked to increase the number of women in senior management, and this segment has already grown from 9% in 2018 to 19% in 2021.  As part of the SLL, the company has set a target for women to hold at least 25% of senior management roles, by the end of 2024.

More details on ICL’s sustainability efforts and progress can be found in ICL's 2020 Corporate Responsibility Report, which was published on August 2, 2021 (reference no. 2021-02-060481), and details management’s and the Board of Directors’ joint commitment to sustainability.

The loan was entered into with a group of five leading global lenders. The loan was arranged by BNP Paribas and MUFG as joint bookrunners, mandated lead arrangers and ESG coordinators.  Bank of America Europe DAC, Rabobank and SMBC Group have acted as mandated lead arrangers.

Forward Looking Statements
This announcement contains statements that constitute forward looking statements, many of which can be identified by the use of forward looking words such as anticipate, believe, could, expect, should, plan, intend, estimate, strive, forecast, target, and potential, among others.  Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward looking statements due to various factors including other risk factors discussed under Item 3 - Key Information - D. Risk Factors in the company's annual report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021 (the Annual Report) and in subsequent filings on current reports on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: September 3, 2021